UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VolitionRx Limited

(Name of Company)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928661107

(CUSIP Number)

Eight Corporation Limited

c/o Crowe Morgan Management Limited

8 St. George’s Street

Douglas, Isle of Man IM1 1AH

+1 44 1624 665 1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 7, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSON
EIGHT CORPORATION LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
ISLE OF MAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,045,332 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
12,045,332 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,045,332 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
29.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions)
HC

(1)	Includes (i) 11,706,913 shares of VolitionRx Limited, or Issuer, common stock, par value $0.001 per share held by Cotterford Company Limited, or Cotterford, and (ii) 338,419 shares of Issuer common stock held by Hever Investments Limited, or Hever, a company organized in the Isle of Man. Eight Corporation Limited is the sole corporate director of Cotterford and the sole corporate director of Hever.
(2)	Based on 41,206,632 issued and outstanding shares of Issuer common stock as of April 27, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020.

1.	NAMES OF REPORTING PERSON
COTTERFORD COMPANY LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
ISLE OF MAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
11,706,913
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
11,706,913

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,706,913
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
28.4% (1)
14.	TYPE OF REPORTING PERSON (see instructions)
IV

(1)	Based on 41,206,632 issued and outstanding shares of Issuer common stock as of April 27, 2020, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020.

This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D filed on August 1, 2019 (the “Initial 13D”) by the Reporting Persons, relating to the common stock, par value $0.001 per share (the “Common Stock”), of VolitionRx Limited, a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Except as specifically amended by this Amendment No. 1, the Initial 13D is unchanged.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons have been engaging in discussions with the Issuer relating to the composition of the Issuer’s board of directors, including possible board representation, as well as to the Issuer’s business and financing options. The Reporting Persons may in the future pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Initial 13D is hereby amended and restated as follows:

(a) As of the date hereof, (i) ECL may be deemed to beneficially own an aggregate of 12,045,332 shares of Common Stock, constituting approximately 29.2% of the Common Stock, (ii) Cotterford may be deemed to beneficially own an aggregate of 11,706,913, constituting approximately 28.2% of the Common Stock, and (iii) Hever may be deemed to beneficially own an aggregate of 338,419 shares of Common Stock, constituting approximately 0.8% of the Common Stock, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on April 29, 2020.

(b) ECL may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition of) 12,045,332 shares of Common Stock. Cotterford may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition of) 11,706,913 shares of Common Stock. Hever may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposition of) 338,419 shares of Common Stock. The Directors of ECL identified in Item 2(a) above, hold shared dispositive and voting control over the shares of Common Stock beneficially owned by ECL.

(c) There have been no transactions by the Reporting Persons in the securities of the Issuer within the past sixty days.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, effective July 29, 2019, by and between Cotterford Company Limited and Eight Corporation Limited.*

*	Previously filed

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2020	EIGHT CORPORATION LIMITED

	By:	/s/ Amy Slee
Amy Slee, Director

Dated: May 7, 2020	COTTERFORD COMPANY LIMITED

	By:	EIGHT CORPORATION LIMITED, as Director

	By:	/s/ Amy Slee
Amy Slee, Director

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